Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. As the ratios of earnings to fixed charges indicate less than one-to-one coverage in each of the years presented, we have provided the coverage deficiency amounts for those periods. Earnings, as adjusted, are the sum of (i) reported net loss, plus (ii) fixed charges. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) an estimate of interest within rental expense. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Fiscal Year Ended December 31,
	2008	2009	2010	2011	2012
Net Loss	$(19,959)	$(21,800)	$(9,303)	$(3,880)	$(12,016)
Plus: Fixed charges	799	297	54	45	34

Earnings, as adjusted	$(19,160)	$(21,503)	$(9,249)	$(3,835)	$(11,982)
Fixed Charges	$799	$297	$54	$45	$34

Deficiency of earnings available to cover fixed charges (1)	$(19,959)	$(21,800)	$(9,303)	$(3,880)	$(12,016)

(1)	Due to our losses in each of the periods presented, earnings were insufficient to cover fixed charges.